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December 8, 2005


Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
Washington, DC 20549

RE:    National Property Analysts Master Limited Partnership
       Form 10-K for the year ended December 31, 2004
       File No. 000-24816

Dear Mr. Jacobs:

On behalf of National Property Analysts Master Limited Partnership ("NPAMLP"), I am writing to you in response to the issues raised in the conference call that occurred on November 17, 2005 between members of the staff and management of NPAMLP. Specifically, you requested further clarification of the November 2, 2005 response of NPAMLP to Item 3 (c) in the staff's October 19, 2005 letter and an explanation of how management of NPAMLP determined that a revision of the calculation of the amortization of the discount on the wrap mortgage indebtedness on the Lake Mary property was not material to the financial statements of NPAMLP for the year ended December 31, 2004, taken as a whole.

As noted in our November 2 response to item 3 (c), the imputed interest calculation on the wrap mortgage indebtedness on the Lake Mary property was not revised to account for the additional balloon payments on the indebtedness related to the properties acquired to complete a tax deferred exchange transaction. Consequently, in order to fully amortize by 2013, the wrap mortgage discount requires a $5.8 million "balloon" in 2013, the year that the wrap mortgage matures.

Although NPAMLP's amortization of the Lake Mary discount may not have been fully consistent

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with the interest method, we concluded that a "correction" would not be material to the financial statements taken as a whole. Our conclusion was based on both a quantitative and qualitative analysis of the transaction.

On a quantitative basis, we determined that if the "balloon" interest were to be amortized on a straight-line basis over the life of the wrap mortgage, there would have been a potential annual understatement of interest expense of approximately $300,000. This amount represents approximately 3.6% and 2%, respectively, of the average annual operating losses and annual interest expense reported by NPAMLP since 1996. In addition, since the average year end balance of the aggregate wrap mortgage indebtedness, net of discounts, for the same period was approximately $146 million, there would be no material change to the balance sheet. Accordingly, we concluded that the difference was not material to the financial statements.

Our conclusion was also based on a qualitative analysis as well. That analysis included, but was not limited to, the following factors; (1) there is no trading market for the limited partnership units of NPAMLP (they can be transferred only upon the death of the limited partner or by operation of law) and accordingly, the results of operations of NPAMLP do not have any effect on the value of a limited partnership unit; (2) the re-amortization of the discount would not have changed the operating results from any year of operation i.e. from income to loss or affected any trend in the losses actually reported; and (3) the re-amortization would not affect the tax basis financial statements of NPAMLP or the individual capital accounts of the limited partners.

Based on the above, management concluded that the financial statements of NPAMLP for the year ended December 31, 2004 did not require a re-statement.

NPAMLP understands that it is responsible for the adequacy and accuracy of the disclosure in its filings. NPAMLP acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings of NPAMLP and that NPAMLP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                              Sincerely,


                                              /s/ David Simon
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                                              David Simon
                                              Vice President


cc:   Peter Fridirici, Esquire
      Asher & Company, Ltd.

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